Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

August 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Registrant”)
(Filing	relates to BrandywineGLOBAL – Small Cap Value Fund)
(File	Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

This letter is filed in response to comments received via telephone on July 14, 2022 from Holly Hunter-Ceci of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with Post-Effective Amendment No. 211 to the Registrant’s registration statement on Form N-1A, as filed with the Commission on June 10, 2022 by the Registrant with respect to its series, BrandywineGLOBAL – Small Cap Value Fund (the “Fund”). This letter also addresses a supplemental discussion via telephone on August 16, 2022 with Rebecca Ament Marquigny of the Staff of the Commission. A summary of the comments received from Ms. Hunter-Ceci and the Registrant’s responses to such comments and the discussion with Ms. Marquigny are set forth below.

1. Comment (Cover page): Please associate the ticker symbols to the Fund’s cross identifiers on Edgar.

Response: The Registrant confirms that the ticker symbol relating to each class will, prior to next filing relating to the Fund, be associated with the relevant cross identifier on Edgar.

2. Comment (Fees and expenses table, page 2): We note that the Fund’s principal risks include the risk of investing in investment companies and ETFs. Please disclose the Fund’s acquired fund fees and expenses as a separate line item if those fees exceed 1 basis point.

Response: The Registrant advises the Staff that acquired fund fees and expenses are not estimated to exceed 1 basis point. Accordingly, no additional line item has been included in the fees and expenses table.

3. Comment (Principal investment strategies, page 3): The disclosure does not address the research analysis or other considerations the subadviser will employ when making investment decisions to purchase, hold or sell particular investments or construct the portfolio as a whole. Please revise the disclosure in this section and in item 9 to more fully describe the subadviser’s investment strategies and process including how it construes and implements its value strategy.

Response: In response to the Staff’s comment, the Registrant will add the following disclosure to the end of the first paragraph under “Principal investment strategies”:

“Generally the fund invests in securities that the fund’s subadviser believes are undervalued, defined as trading for less than intrinsic value or asset value. To determine intrinsic value of a potential investment, the subadviser will examine a company’s financials, management, competition and earnings cycle as well as its industry’s short-term and long-term trends. The fund will typically acquire securities if the subadviser believes their intrinsic value is greater than their current market valuation and their inclusion would be beneficial to the overall portfolio.”

In addition, the disclosure under “More on the fund’s investment strategies, investments and risks – Selection Process” in the Statutory Prospectus will be revised to read as follows:

“Generally the fund invests in securities that the fund’s subadviser believes are undervalued, defined as trading for less than intrinsic value or asset value. The subadviser seeks to determine the intrinsic value of a security through an examination of a company’s financials, management, competition, and earnings cycle as well as its industry’s short-term and long-term trends. The subadviser’s investment process is focused on estimating the value of businesses by understanding each business’s future free cash flows, return on capital, net asset value, capital allocation policies, and the likelihood that those factors will be maintained. In general, the subadviser will attribute greater value to businesses with higher return on capital should. The fund will typically invest in securities when the subadviser believes their intrinsic value is greater than the current market valuation and their inclusion would be beneficial to the overall portfolio. The fund will typically sell securities when the subadviser believes they have reached their full valuation, or that there are better opportunities to deploy capital, or when new information causes the subadviser to change its investment thesis.”

4. Comment (Principal investment strategies, page 3): Please briefly describe the key attributes of the Russell 2000 Index, including its capitalization ranges as of a recent date.

Response: In response to the Staff’s comment, the Registrant will add the following to the end of the first paragraph under “Principal investment strategies” and immediately after the third sentence of the fourth paragraph under “More on the fund’s investment strategies, investments and risks – Important information” in the Statutory Prospectus:

“The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. As of July 31, 2022, the median market capitalization of the Russell 2000 Index was approximately $[            ] and the market capitalization of the largest company included in the Russell 2000 Index was approximately $[            ].”

5. Comment (Principal investment strategies, page 3): Please disclose more details about the Fund’s investment in foreign issuers. For example, how does the adviser select these investments? Will these investments be in emerging or developed markets? Depending on the response, please also consider associated risk disclosure.

Response: In response to the Staff’s comment, the Registrant will add the following to the end of the third paragraph under “Principal investment strategies” and to the end of the disclosure under “More on the fund’s investment strategies, investments and risks – Foreign investments” in the Statutory Prospectus:

“An issuer is considered to be a foreign issuer if it meets any one of the following factors: it is organized under the laws of, or has a principal office (i.e., is headquartered) in, a country other than the United States; its securities trade primarily on a non-U.S. stock exchange; or a majority of its assets or operating income is derived from markets other than the United States. The fund may invest in foreign securities issued by issuers located in developed or emerging market countries.”

In response to the Staff’s comment regarding the selection of securities, please see the expanded disclosure on the subadviser’s selection process that will be added in response to Comment 3 above.

The Registrant confirms that the disclosure under “Foreign investments risk” in the Summary Prospectus and in the Statutory Prospectus includes relevant information relating to risks associated with investments in emerging markets. Accordingly, no additional risk disclosure has been included.

6. Comment (Performance, page 6): In the following sentence, please insert “predecessor’s” after “the fund’s” to clarify that the comparison is with the Predecessor Fund’s performance: “The table shows the average annual total returns of Class IS shares of the fund, as represented by the performance of the fund’s predecessor, and also compares the fund’s performance with the average annual total returns of an index or other benchmark.”

Response: The Registrant will insert the language as requested by the Staff.

7. Comment (Performance, page 6): In the following sentence, please insert “predecessor’s” after “the fund’s” to clarify that the past performance is that of the Predecessor Fund’s performance: “The fund’s past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.”

Response: The Registrant will insert the language as requested by the Staff.

8. Comment (Performance, page 6): Please provide the following information supplementally:

a. Please supplementally describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

Response: The Registrant supplementally reports that the Predecessor Fund been advised by Brandywine Global Investment Management, LLC, the sub-adviser of the Fund (“Brandywine Global”), since its inception in December 2015. The Predecessor Fund is the only fund Brandywine Global manages with this strategy and has historically been marketed primarily to institutional clients and, occasionally, to high net worth individuals. The intention of the conversion to a registered investment company is to allow access to a larger investor group, including retail investors.

b. Please disclose whether the subadviser to the Fund was the adviser to the Predecessor Fund for the entire performance period shown.

Response: The Registrant supplementally informs the Staff that Brandywine Global has advised that it has served as investment adviser of the Predecessor Fund for the entire performance period shown and, further, that Justin Bennitt, Gregory Manley and Steven Shin, who are to serve as portfolio managers of the Fund, have served as portfolio managers of the Predecessor Fund since the inception of the Predecessor Fund in the case of Messrs. Bennitt and Manley and since January of 2022 in the case of Mr. Shin.

c. Please disclose whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Fund. If a portion, please supplementally explain the circumstances.

Response: The Registrant supplementally informs the Staff that that it is expected that the Predecessor Fund will transfer substantially all of its portfolio securities to the Fund prior to the first public offering of shares of the Fund.

d. Please supplementally advise the Staff whether the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Registrant supplementally informs the Staff that the Predecessor Fund could have complied with the provisions of Subchapter M of the Internal Revenue Code relevant to the Predecessor Fund’s operations.

e. Please supplementally describe whether the Predecessor Fund made any investment strategy changes to the Predecessor Fund within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets. For example, via redemptions, transfers of assets to another person or fund or cash infusions of the Predecessor Fund within a one year period to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed from the Predecessor Fund within one year of the conversion, please describe whether such investors were able to invest in another fund with substantially similar investment strategies to that of the Predecessor Fund.

Response: The Registrant supplementally informs the Staff that the Predecessor Fund did not make any investment strategy changes within a one year period prior to the date the registration statement was filed with respect to the Fund.

The Registrant also supplementally informs the Staff that Brandywine Global has advised that there were no material redemptions or any other investor transactions in the Predecessor Fund within the one year period prior to the date the registration statement was filed.

f. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant supplementally informs the Staff that the Predecessor Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

g. Please supplementally confirm that the Fund will provide financial statements required by Regulation S-X Rule 6-11, which requires one year of audited financial statements that are GAAP-compliant and the related audited schedule of investments specified in Article 12.

Response: The Registrant supplementally informs the Staff that the Fund will provide financial statements required by Regulation S-X Rule 6-11.

9. Comment (Performance, page 6): Please disclose the date that the Predecessor Fund transferred substantially all of its assets to the Fund.

Response: In response to the Staff’s comment, the Registrant will revise the last sentence of the fourth paragraph under “Performance” to read as follows:

“On August 31, 2022, the Predecessor Fund transferred its assets to the fund in exchange for the fund’s Class IS shares.”

The Registrant supplementally confirms that the Registrant will delay the effectiveness of the Registrant’s registration statement relating to the Fund if the Registrant becomes aware prior to August 31, 2022 that the transaction described above is unlikely to close on such date. If the Registrant becomes aware on August 31, 2022 that the transaction will be delayed and the registration statement has already become effective, the Registrant will file a corrective supplement to the Prospectus prior to publicly offering shares of the Fund.

10. Comment (Purchase and sale of fund shares, page 7): Please describe “Distributor Accounts” referred to in footnote 1 to the table.

Response: The Registrant respectfully notes that “Distributor Accounts” is a term defined in footnote 1 to the Fees and expenses table on page 2 of the Summary Prospectus as “accounts where Franklin Distributors is the broker-dealer of record.”

11. Comment (Manager of managers structure): Supplementally, please confirm that the acquiring fund’s name is consistent with its exemptive order regarding the use of the subadviser’s name in the fund’s name. If it is not consistent, please supplementally confirm that the Fund will not rely on the order and please delete this disclosure.

Response: Although the Fund’s prospectus contains disclosure about the manager of managers structure and therefore preserves the flexibility for the Fund to utilize the manager of managers exemptive relief, the Fund has no current intention of relying on the manager of managers exemptive relief and therefore is not currently subject to the name related representation under the exemptive order. If and when the Fund begins to rely on the manager of managers exemptive relief, the Fund will comply with the name related representation. Accordingly, in response to the Staff’s comment, the Registrant will add the following as the last sentence under “More on fund management – Manager of managers structure”:

“The fund does not currently intend to operate in a Manager of Managers Structure, and will provide advance notice to shareholders in the event of any change in that regard.”

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Please contact the undersigned at 202-373-6599 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Mana Behbin

Mana Behbin

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